August 15, 2008	Alan L. Talesnick
303-894-6378
ATalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Silicon Mountain Holdings, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 000-11284
Dear Mr. Kronforst:
On behalf of Silicon Mountain Holdings, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated July 22, 2008 concerning the Company’s Form 10-KSB/A for the Fiscal Year Ended December 31, 2007 (the “Annual Report”) that was filed with the Commission on May 19, 2008, and the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2008 (the “Quarterly Report” or the “Form 10-Q”) that was filed with the Commission on May 20, 2008 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Company.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Item 8A(T). Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 51
1.
We note your disclosure that your chief executive and chief financial officers concluded your disclosure controls and procedures were not effective to ensure that “information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.” This effectiveness conclusion is stated in terms that is more limited in scope than the definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e). The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . .. . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company’s controls and procedures as defined in Rule 13a-15(e) and confirm that you will conform your disclosure in future filings.

Mr. Mark Kronforst
August 15, 2008

Response to Comment 1:
The effectiveness conclusions of our CEO and CFO were made with respect to the Company’s controls and procedures as defined in Rule 13a-15(e), and the Company intends to conform its disclosures in future filings.
Management’s Annual Report on Internal Control Over Financial Reporting, page 51
2.
It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:
•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

Mr. Mark Kronforst
August 15, 2008

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or15(d) of the Securities Exchange Act of 1934 (securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the Sarbanes-Oxley Section 404 — A Guide for Small Business’ brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current to timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment 2:
Prior to filing the Annual Report on May 19, 2008, based on the fact that Silicon Mountain Memory and its management did not become part of the Company until August 28, 2007, the Company had applied for and received relief, on March 10, 2008, from the Staff concerning the requirement to include this report in the Annual Report. The grant of this relief was discussed with the Staff by Dennis Clark, Chief Financial Officer of the Company, on August 7, 2008.
Changes in Internal Control Over Financial Reporting, page 52
3.
We note your disclosure that “subsequent to the date of their evaluation, there were no changes made to your internal controls over financial reporting that have materially affected, or are likely to materially effect, [y]our internal control over financial reporting.” Please tell us how you considered Item 308(c) of Regulation S-B, which requires you to assess changes in your internal controls over financial reporting during your last fiscal quarter and not the subsequent period. Similar concerns apply to Item 4T of your Form 10-Q for fiscal quarter ended March 31, 2008.

Response to Comment 3:
To consider Item 308(c) of Regulation S-B, the Company assessed any change in its internal controls over financial reporting, identified in connection with the evaluation required by Rule 13a-15(d), that occurred during the Company’s fiscal quarter ended December 31, 2007, and during the fiscal quarter ended March 31, 2008.

Mr. Mark Kronforst
August 15, 2008

Exhibits 31.1 and 31.2
4.
We note that paragraph four of your certifications required by Exchange Act Rule 13a-14(a) omits the phrase, “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f),” which is required. Please amend your filing to include new, corrected certifications. Similar concerns apply to the certifications filed with your Form 10-Q for fiscal quarter ended March 31, 2008.

Response to Comment 4:
The Company will amend the certifications in the Annual Report and the Form 10-Q to include the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).”
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Item 1. Financial Statements
Condensed Consolidated Balance Sheets (Unaudited), page 3
5.
We note you have included your restructuring liability within Accrued Expenses and Other Current Liabilities. Please tell us how you considered the requirements of Rule 8-03(a)(1) of Regulation S-X. In addition, please explain to us how you considered disclosing a reconciliation of the beginning and ending restructuring liability balances pursuant to paragraph 20(b)(2) of SFAS 146.

Response to Comment 5:
All future filings, including the Form 10-Q for June 30, 2008 that will be filed on June 19, will have a separate entry for restructuring liability, and will include a reconciliation of the beginning and ending restructuring balances. These will be based on Rule 8-03(a)(1) of Regulation S-X and paragraph 20(b)(2) of SFAS 146, respectively.
Note 4. Acquisitions, page 11
6.
You state you retained an independent appraiser to assist with assigning fair values to the identifiable intangibles acquired from Visionman Computers, Inc. Please describe the nature and extent of this firm’s involvement in your decision-making process. We also note that you have an outstanding Form S-1/A that has not yet been declared effective, and you will be required to include your interim financial statements in the Form S-1/A upon your next amendment. Generally, when you refer to an independent valuation specialist in a Securities Act registration statement, you need to disclose the name of the expert in the prospectus and file the expert’s consent as an exhibit to the registration statement. Refer to Rule 436(b) of Regulation C.

Mr. Mark Kronforst
August 15, 2008

Response to Comment 6:
Our Registration Statement on Form S-1 was withdrawn on August 5, 2008. In our Form 10-Q for June 30, 2008, and in all future filings, the reference to the use of an appraiser firm will not appear. The nature and extent of the independent appraiser’s involvement was to provide advice and assistance to management for management’s estimates of fair value of the referenced intangibles.
If you wish to discuss any of these matters, please contact me at (303) 894-6378.

Very truly yours, PATTON BOGGS LLP
By:
Alan L. Talesnick

cc:	Silicon Mountain Holdings, Inc. c/o Dennis Clark